SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: July 18, 2008

List of materials

Documents attached hereto:

i) Press release announcing Sony Ericsson Second Quarter Results

PRESS RELEASE	July 18, 2008

Sony Ericsson reports second quarter results

Q2 Highlights:
•	Break even results amid challenging market conditions and increased competition
•	Announcement of Open Mobile Software platform and Symbian Foundation
•	R&D investment continues
•	Alignment of operations to help restore profitable growth

London, UK - The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2008 is as follows:

	Q2 2007	Q1 2008	Q2 2008
Number of units shipped (million)	24.9	22.3	24.4
Sales (Euro m.)	3,112	2,702	2,820
Gross margin (%)	29.6%	29.2%	23.1%
Operating income (Euro m.)	315	184	-2
Operating margin (%)	10.1%	6.8%	-0.1%
Income before taxes (Euro m.)	327	193	8
Net income (Euro m.)	220	133	6

Average selling price (Euro)	125	121	116

Units shipped in the quarter were 24.4 million, in line with our June 27, 2008 interim announcement of 24 million units. Sales for the quarter were Euro 2,820 million, a decrease of 9% compared to the second quarter of 2007 due to unfavourable exchange rate fluctuation, continued slowing market growth in mid- to high-end phones and increased competition. Gross margin also decreased compared with a year ago, reflecting a less favourable product mix, with particular impact in Europe, and increased price competition in general. Income before taxes for the quarter decreased compared to the second quarter of 2007 for the same reasons, as well as due to higher R&D investments as a percentage of sales.

Average selling price (ASP) for Sony Ericsson decreased both sequentially and year-on-year due to the impact of a greater proportion of lower priced phones in the product portfolio, as well as increased price competition in the market for mid- to high-end phones. Market share for the second quarter is estimated to be around 8%.

During the second quarter Sony Ericsson announced seven new phones, including its first 8 Megapixel Cyber-shot™ model, the C905. In addition the company started shipping 12 new phones, including a number of mid- to high-end Cyber-shot™ and Walkman™ models toward the end of the quarter.

“We are aligning our operations and resources worldwide to meet an increasingly competitive business environment and to help restore our capability for profitable growth. The measures we are taking are aimed at becoming a faster, more agile and more cost efficient organisation that can continue to create innovative products that excite consumers,” said Dick Komiyama, President, Sony Ericsson. “Our target is to achieve a reduction in operating expenses of Euro 300 million annually, with the full effect expected to appear within a year. We estimate that our restructuring charges will be of the same magnitude as our reduction in operating expenses, and we will incur such charges as our measures are implemented.”

Sony Ericsson joined leading phone manufacturers, operators and vendors in announcing its support for the establishment of the Symbian Foundation, an initiative that will enable all members of the foundation to use the Symbian operating software platform, royalty-free. The Symbian Foundation is planned to be operational by the end of 2008.

Sony Ericsson forecasts that the global handset market for 2008 will grow at a rate of around 10% from more than 1.1 billion units in 2007, with continued decline in industry ASP. The majority of this growth is expected to be in emerging markets where lower priced phones dominate.

Challenging market conditions are expected to prevail for Sony Ericsson for at least the rest of 2008, and in particular for the third quarter.

Cyber-shot™ and WALKMAN™ are trademarks of Sony Corporation.

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement  (2)
Consolidated income statement – isolated quarters
Consolidated balance sheet
Consolidated statement of cash flows (2)
Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

- ENDS -

Sony Ericsson is a top global industry player with sales of over 100 million phones in 2007. Diversity is one of the core strengths of the company, with operations in over 80 countries including manufacturing in China and R&D sites in China, Europe, India, Japan and North America.  Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858
Susanne Andersson (Stockholm) + 46 8 719 4631

Sony Investor Relations
Shinji Tomita (London) +44 20 7444 9713
Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180

Press / Media
Sony Ericsson Global Communications and PR
Aldo Liguori (London) +44 20 8762 5860
Merran Wrigley (London) +44 20 8762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.

Sony Ericsson
CONSOLIDATED INCOME STATEMENT

	Apr-Jun
EUR million	2008	2007	Change

Net sales	2,820	3,112	-9%
Cost of sales	-2,168	-2,192	-1%
Gross profit	653	921	-29%
Gross margin %	23.1%	29.6%	-6%

Research and development expenses	-344	-283	22%
Selling and administrative expenses	-310	-321	-4%
Operating expenses	-653	-604	8%

Other operating income, net	-2	-2	1%
Operating income	-2	315	-101%
Operating margin %	-0.1%	10.1%	-10%

Financial income	25	18	37%
Financial expenses	-14	-6	-
Income after financial items	8	327	-98%

Taxes	0	-97	-100%
Minority interest	-3	-10	-72%
Net income	6	220	-97%

Number of units shipped (million)	24.4	24.9	-2%
ASP (EUR)	116	125	-7%

Sony Ericsson
CONSOLIDATED INCOME STATEMENT – CUMULATIVE QUARTERS

	Jan-Jun
EUR million	2008	2007	Change

Net sales	5,522	6,037	-9%
Cost of sales	-4,082	-4,231	-4%
Gross profit	1,440	1,806	-20%
Gross margin %	26.1%	29.9%	-4%

Research and development expenses	-683	-544	26%
Selling and administrative expenses	-580	-605	-4%
Operating expenses	-1,263	-1,149	10%

Other operating income, net	5	4	25%
Operating income	182	662	-73%
Operating margin %	3.3%	11.0%	-8%

Financial income	49	36	35%
Financial expenses	-29	-9	-
Income after financial items	201	689	-71%

Taxes	-57	-197	-71%
Minority interest	-6	-18	-68%
Net income	139	474	-71%

Number of units shipped (million)	46.7	46.7	0%
ASP (EUR)	118	129	-9%

Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2008		2007
EUR million	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	2,820	2,702	3,771	3,108	3,112	2,925
Cost of sales	-2,168	-1,914	-2,573	-2,154	-2,192	-2,039
Gross profit	653	788	1,198	954	921	886
Gross margin %	23.1%	29.2%	31.8%	30.7%	29.6%	30.3%

Research and development expenses	-344	-339	-349	-280	-283	-261
Selling and administrative expenses	-310	-270	-375	-280	-321	-284
Operating expenses	-653	-610	-724	-560	-604	-545

Other operating income, net	-2	6	15	-1	-2	5
Operating income	-2	184	489	393	315	346
Operating margin %	-0.1%	6.8%	13.0%	12.7%	10.1%	11.8%

Financial income	25	24	19	7	18	18
Financial expenses	-14	-15	-7	-16	-6	-2
Income after financial items	8	193	501	384	327	362

Taxes	0	-57	-118	-109	-97	-100
Minority interest	-3	-3	-10	-8	-10	-9
Net income	6	133	373	267	220	254

Number of units shipped (million)	24.4	22.3	30.8	25.9	24.9	21.8
ASP (EUR)	116	121	123	120	125	134

Sony Ericsson
CONSOLIDATED BALANCE SHEET

	Jun 30	Mar 31	Dec 31	Jun30
EUR million	2008	2008	2007	2007

ASSETS

Total fixed and financial assets	590	594	572	498

Current assets
Inventories	538	484	437	477
Accounts receivables	1,905	1,710	1,870	1,831
Other assets	511	369	345	845
Other short-term cash investments	966	1,106	1,431	1,071
Cash and bank	624	605	724	659
Total current assets	4,544	4,274	4,808	4,882

Total assets	5,134	4,868	5,380	5,380

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	1,684	1,665	2,026	1,702
Minority interest	35	69	64	63
Total equity	1,719	1,734	2,090	1,764

Total long-term liabilities	25	25	26	21

Accounts payable	1,436	1,228	1,263	1,371
Other current liabilities	1,954	1,880	2,001	2,224
Total current liabilities	3,390	3,108	3,264	3,595

Total shareholders' equity and liabilities	5,134	4,868	5,380	5,380

Net cash*	1,591	1,703	2,155	1,729

* Net cash is defined as cash and bank plus other short-term cash investments less interest bearing liabilities.

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun
EUR million	2008	2007

OPERATIONS
Net income	6	220
Adjustments to reconcile net income to cash	40	30
	46	250

Changes in operating net assets	-142	16
Cash flow from operating activities	-96	266

INVESTMENTS
Investing activities	-29	-31
Cash flow from investing activities	-29	-31

FINANCING
Financing activities	-8	-548
Cash flow from financing activities	-8	-548

Net change in cash	-133	-312
Cash, beginning of period	1,711	2,045
Translation difference in Cash	13	-3
Cash, end of period	1,591	1,730

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS – CUMULATIVE QUARTERS

	Jan-Jun
EUR million	2008	2007

OPERATIONS
Net income	139	474
Adjustments to reconcile net income to cash	69	58
	208	532

Changes in operating net assets	-242	-437
Cash flow from operating activities	-34	95

INVESTMENTS
Investing activities	-50	-85
Cash flow from investing activities	-50	-85

FINANCING
Financing activities	-470	-548
Cash flow from financing activities	-470	-548

Net change in cash	-554	-538
Cash, beginning of period	2,155	2,273
Translation difference in Cash	-11	-5
Cash, end of period	1,591	1,730

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2008		2007
EUR million	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar

OPERATIONS
Net income	6	133	373	267	220	254
Adjustments to reconcile net income to cash	40	31	17	32	30	28
	46	164	390	299	250	282

Changes in operating net assets	-142	-101	44	88	16	-454
Cash flow from operating activities	-96	64	434	387	266	-172

INVESTMENTS
Investing activities	-29	-22	-27	-53	-31	-53
Cash flow from investing activities	-29	-22	-27	-53	-31	-53

FINANCING
Financing activities	-8	-462	0	-300	-548	-1
Cash flow from financing activities	-8	-462	0	-300	-548	-1

Net change in cash	-133	-421	408	34	-312	-226
Cash, beginning of period	1,711	2,155	1,758	1,730	2,045	2,273
Translation difference in Cash	13	-24	-10	-6	-3	-2
Cash, end of period	1,591	1,711	2,155	1,758	1,730	2,045

Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
	2008		2007
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	1,386	1,494	2,251	1,715	1,729	1,598
Americas	740	486	636	573	499	365
Asia	694	722	884	820	885	961
Total	2,820	2,702	3,771	3,108	3,112	2,925
* of which Western Europe	900	979	1,569	1,103	1,102	1,078

	2008		2007
Sequential change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-7%	-34%	31%	-1%	8%	-26%
Americas	52%	-24%	11%	15%	37%	-34%
Asia	-4%	-18%	8%	-7%	-8%	-11%
Total	4%	-28%	21%	0%	6%	-23%
* of which Western Europe	-8%	-38%	42%	0%	2%	-27%

	2008		2007
Year over year change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-20%	-7%	5%	7%	59%	55%
Americas	48%	33%	15%	37%	52%	46%
Asia	-21%	-25%	-18%	-8%	4%	35%
Total	-9%	-8%	0%	7%	37%	47%
* of which Western Europe	-18%	-9%	6%	-1%	47%	60%

	2008		2007
Year to date	0806	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	2,879	1,494	7,293	5,042	3,328	1,598
Americas	1,226	486	2,072	1,436	864	365
Asia	1,416	722	3,550	2,666	1,846	961
Total	5,522	2,702	12,916	9,145	6,037	2,925
* of which Western Europe	1,879	979	4,852	3,283	2,179	1,078

	2008		2007
YTD year over year change (%)	0806	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	-13%	-7%	24%	36%	57%	55%
Americas	42%	33%	34%	44%	49%	46%
Asia	-23%	-25%	0%	8%	18%	35%
Total	-9%	-8%	18%	27%	42%	47%
* of which Western Europe	-14%	-9%	21%	29%	53%	60%